                                          UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                      INFORMATION STATEMENT
                                 PURSUANT TO SECTION 14(F) OF THE
                                 SECURITIES EXCHANGE ACT OF 1934

                                       ___________________

                                     ASIA QUEST VENTURES, INC.
                      (Exact name of registrant as specified in its charter)
                                       ___________________

                                             Delaware
                          (State or other jurisdiction of incorporation)

                                            000-53402

                                               N/A
                                     (Commission File Number)

                               (I.R.S. employer identification No.)

                                   c/o Mr. William White, CEO
                                       9210 MacArthur Road
                                        Saranac, MI 48881
                                        Tel: 616-560-8436
                           (Address and Telephone Number of Registrant)

                                       ___________________

                                        Mr. William White
                                         President & CEO
                                       9210 MacArthur Road
                                        Saranac, MI 48881
                                        Tel: 616-560-8436
                         (Name, Address and Telephone Number of Person
            Authorized to Receive Notice and Communications on Behalf of Registrant)

                                       ___________________

                                  Common Stock, $.0001 par value
        (Title and Class of Securities registered pursuant to Section 12(g) of the Act)

                                          March 10, 2009

                      WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                                      NOT TO SEND US A PROXY

                      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
                       REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                                     ASIA QUEST VENTURES, INC.
                                    c/o Mr. William White, CEO
                                        9210 MacArthur Road
                                         Saranac, MI 48881
                                         Tel: 616-560-8436

                       Information Statement Pursuant to Section 14(f) of the
                                Securities Exchange Act of 1934 and
                           Securities and Exchange Commission Rule 14f-1

                                       Notice of Change in the
                                 Majority of the Board of Directors

                                           March 10, 2009

                                            INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Asia Quest Ventures, Inc., a Delaware corporation (the "Company"), at the close of business on March 10, 2009, in accordance with the requirements of Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the
Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about March 10, 2009.

                 NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
               RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

Pursuant to a Share Purchase Agreement ("Agreement") dated as of March 9, 2009 by and between
William Tay ("Seller") and William White / Green Bridge Industries, Inc., an Indiana corporation
("Purchaser"), Seller agreed to sell to Purchaser 31,340,000 shares of common stock of the Company constituting 100% of the Company's outstanding common stock, and Purchaser agreed to buy the shares for a total of $39,995 in cash. The transaction will close on March 10, 2009.

By virtue of Purchaser's acquisition of 100% of the voting securities of the Company pursuant to the
Agreement, Purchaser acquired control of the Company on March 10, 2009.  In connection with the sale, the Board of Directors of the Company has elected William White (the "New Director") as Director and as
President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of the Company, who
will take office ten (10) days after the Company files with the Securities and Exchange Commission
("SEC") and transmits to all holders of record of common stock of the Company, as of March 10, 2009, this
Information Statement containing the information required under SEC Rule 14f-1 (the "Information
Statement"). William Tay will resign as President, Chief Executive Officer, Chief Financial Officer,
Treasurer and Secretary with the Company on March 10, 2009. William Tay's resignation as a Director of the Company to take effect immediately after the New Director takes office, which will be on March 20,
2009.

As of the date of this Information Statement, the authorized capital stock of the Company consisted of
250,000,000 shares of common stock, par value $0.0001 per share, of which 31,340,000 common shares are issued and outstanding, and 20,000,000 shares of preferred stock, par value $0.0001 per share, of which no preferred shares are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information regarding the New Director and executive officer of the Company.

William White, Director Nominee, President, Chief Executive Officer, Chief Financial Officer,
Secretary and Treasurer.

William White, will serve as sole Director, President, Chief Executive Officer, Chief Financial Officer,
Secretary and Treasurer of the Company.

Mr. White has over 20 years of management and sales experience. The position he held with his last company,
Enzyme Consultants, was Vice President of Sales and Operations. Before that he was a Regional Manager for
Beverage Sales for Clark Food Service.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company's directors and officers or the New Director.

VOTING CONTROL AND MANAGEMENT

The following table sets forth certain information as of March 10, 2009, with respect to the ownership of common stock by the sole director and executive officer of the Company, and each person known by the
Company to be the owner of five percent or more of the common stock of the Company.

Name and, as                             Amount and Nature of
appropriate, address                         Beneficial            Percentage
of beneficial owner                          Ownership            of Class (1)
-------------------------------          ---------------------    ------------

William White                                31,340,000               100%
President, CEO & Director
9210 MacArthur Road
Saranac, MI 48881

All Officers and                             31,340,000               100%
Directors as a group (1 person)

_____________________
 (1)   Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.

(2)   Based upon 31,340,000 shares issued and outstanding as of the date of this filing.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have any audit, compensation or nominating committee of the Board of Directors or committees performing similar functions. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits each Director to give sufficient time and attention to such matters to be involved in all decision making. As of March 10,
2009, all activities of the Company have been conducted by the sole director and corporate officer of the
Company from either his home or his business office.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the
Company in July 24, 2008, in any transaction or proposed transaction which may materially affect the
Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the
Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

SECTION 16 REPORTING

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND OFFICERS

The sole officer and director of Company has not received any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, he anticipates receiving benefits as beneficial stockholder of the Company.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of
1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C.
20549 and are available on the SEC's website at www.sec.gov.

                                              SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        ASIA QUEST VENTURES, INC.

Dated: March 10, 2009                   /s/ William White
                                        --------------------------------------
                                        By: William White
     Its:  Chief Executive Officer

                             THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
                        INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                               OR REQUIRED.